July 10, 2020

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549-7010

Attention:	J. Nolan McWilliams
Dietrich King

Re:	GoHealth, Inc.
Registration Statement on Form S-1 (Registration No. 333-239287)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of GoHealth, Inc. that the effective date of the Registration Statement be accelerated to be declared effective at 4:00 PM Eastern Time on July 14, 2020 or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that, as representatives of the underwriters, we have distributed approximately 482 copies of the preliminary prospectus, dated July 8, 2020, through the date hereof.

The undersigned, as representatives of the several underwriters, has and will, and each underwriter and dealer has advised the undersigned that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Pages Follow]

Very truly yours,

By:	Goldman Sachs & Co. LLC

By:	/s/ Elizabeth Wood
Name: Elizabeth Wood
Title: Managing Director

By:	BofA Securities, Inc.

By:	/s/ Michael Liloia
Name: Michael Liloia
Title: Director

By:	Morgan Stanley & Co. LLC

By:	/s/ Michael Occi
Name: Michael Occi
Title: Managing Director

For themselves and as Representatives of the other Underwriters to be named in Schedule I to the Underwriting Agreement among GoHealth, Inc., GoHealth Holdings, LLC and the Underwriters named therein.